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                                                                    EXHIBIT h(1)


                       IN THE UNITED STATES DISTRICT COURT
                      FOR THE NORTHERN DISTRICT OF ILLINOIS
                                EASTERN DIVISION


PUBLICIS COMMUNICATION,                  )
                                         )
                               Plaintiff,)
                                         )
                  v.                     )    Civil No. 97 C 8263
                                         )
TRUE NORTH COMMUNICATIONS INC.,          )
BRUCE MASON, STEPHEN T. VEHSLAGE,        )
GREGORY W. BLAINE, LAUREL CUTLER,        )
J. BRENDAN RYAN, RICHARD S.              )
BRADDOCK, MICHAEL P. MURPHY, and         )
RICHARD P. MAYER,                        )
                                         )
                              Defendants.)


                                    COMPLAINT


            Publicis Communication ("Publicis"), through its undersigned counsel, for its complaint against defendant True North Communications Inc. ("True North" and the "Company") and defendants Bruce Mason, Gregory W. Blaine, Richard S. Braddock, Laurel Cutler, Richard P. Mayer, Michael P. Murphy, J. Brendan Ryan, and Stephen T. Vehslage (together, the "Director Defendants"), alleges as follows:

                              Nature of the Action

            1. Publicis brings this action to redress a wrongful course of conduct by True North and its Board of Directors. Publicis is True North's largest shareholder, holding 18.4% of its common stock. Publicis has a long history of disagreements with
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current True North management. True North now seeks substantially to dilute the holdings of Publicis and all public shareholders and to vest effective control of the Company in its management.

            2. True North seeks to implement this change of control by means of a merger with another advertising firm, Bozell, Jacobs, Kenyon & Eckhardt, Inc. ("Bozell"). Under the merger agreement, True North will issue 20 million new shares of True North common stock, an amount that will dilute the holdings of True North's current public shareholders - and Publicis - by approximately 50%. After the merger, management of the surviving True North will own and/or have the power to direct the votes for a controlling block of the Company's stock, while Publicis' stake will be reduced to less than 10%.

            3. In breach of its fiduciary obligations, the True North Board has refused to meet with Publicis to consider a superior proposal made by Publicis that will deliver more value to the Company's shareholders. Instead, True North management has embarked upon a campaign to lock up its future, improperly restricting the Board's ability to consider superior offers, and manipulating the corporate machinery to fix the upcoming special shareholder vote on the Bozell merger. Defendants have violated the New York Stock Exchange Rules as well as the federal proxy rules in order to disenfranchise those stockholders who are likely to vote against the Bozell merger.

            4. Upon information and belief, if the Bozell merger is consummated, the pay-off to members of post-merger True North management and one of True North's outside directors - who will potentially receive tens of millions of dollars over the next


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several years - is fantastic. Unfortunately, the shareholders will not reap the same windfall.

            5. Publicis brings this action for preliminary and permanent injunctive relief, for declaratory relief, and for damages.

                             Jurisdiction and Venue

            6. This Court has jurisdiction over this action pursuant to 28 U.S.C. Section 1332. The amount in dispute exceeds $75,000.

            7.   Venue is proper under 28 U.S.C. Section 1391.

                                   The Parties

            8. Publicis is a wholly owned subsidiary of Publicis, S.A. Both Publicis and Publicis S.A. are French corporations with their principal place of business in Paris, France. Publicis is one of Europe's largest advertising networks, with offices in 35 countries and 71 cities. Publicis S.A.'s stock is publicly traded on the Paris stock exchange.

            9. Defendant True North is a Delaware company with its principal place of business in Chicago, Illinois. True North is a communications company and the parent of Foote, Cone & Belding, a national advertising agency network. Its stock is traded on the New York Stock Exchange.

            10. Defendant Bruce Mason is the Chairman of the Board of Directors and Chief Executive Officer of True North. Defendants Stephen T. Vehslage, Richard S. Braddock, Michael P. Murphy, and Richard P. Mayer are directors of True North. Defendants Gregory W. Blaine, Laurel Cutler, and J. Brendan Ryan are officers and


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directors of True North. Upon information and belief, the Director Defendants are citizens of Illinois, New York, and Connecticut.

                                   Background

            11. In 1989, Publicis and True North formed a separate joint venture in which the two companies combined certain of their European operations. As part of the formation of the joint venture, the parties also became significant shareholders of one another.

            12. In the years since the formation of the Publicis/True North joint venture, the parties have had disagreements concerning the nature and scope of their joint efforts. Notwithstanding these disagreements, Publicis has never posed any type of threat to True North's corporate policies or effectiveness, although, upon information and belief, True North incorrectly and unreasonably perceived Publicis as a threat. In May 1997, the parties signed a series of agreements that unwound their European joint venture. After consummation of the transactions contemplated by the May 1997 agreements, Publicis remained an 18.5% owner of True North, and True North became a 26.5% owner of Publicis.

The Bozell Merger

            13. On July 31, 1997, True North announced its agreement to merge with Bozell, an advertising firm with headquarters in New York City (the "Bozell Merger"). True North did not consult its largest stockholder, Publicis, with respect to the Bozell Merger. Since the July announcement, the stockholders of True North have not been provided with detailed information regarding the Bozell Merger.


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            14. The merger agreement with Bozell (the "Merger Agreement")
requires True North to issue 20 million new shares of common stock, nearly doubling the 25 million currently outstanding. The Merger Agreement also requires an amendment of True North's charter to increase the total number of authorized shares of common stock from 50 million to 90 million. Each share of Bozell common stock will be converted into 0.51 shares of True North common stock upon completion of the Bozell Merger.

            15. Upon information and belief, post-merger management of True North will effectively control the Company. Through the exercise of options and distribution of newly issued shares, the post-merger management of True North will gain voting control of a dominant block of the Company's shares, many times larger than the block owned by Publicis. Publicis and True North's public shareholders, on the other hand, will suffer an approximate 50% dilution in their holdings. In addition, post-merger management will control the newly constituted and expanded Board of Directors. Publicis may lose its single seat on the Board.

            16. In connection with the Merger Agreement, upon information and belief, employment agreements were entered into with certain members of senior management of both companies that provide that, upon consummation of the Merger, certain of the Defendants will receive exorbitant compensation, potentially in excess of tens of millions of dollars over the next several years.

            17. The Merger Agreement prohibits True North and its officers, directors, and employees from engaging in discussions or negotiations with other potential bidders for True North except under very limited circumstances. The Merger Agreement only permits the True North Board to consider a "Superior Parent Takeover Proposal",


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which is narrowly defined as a third-party offer for a business combination with
True North in which the sole consideration to be received by True North shareholders is the stock of a widely-held public company.

The Publicis Proposal

            18. On November 10, 1997, Publicis chairman Maurice Levy sent a letter to the True North Board of Directors stating Publicis' belief that "True North's transaction with Bozell is contrary to the best interests of True North's stockholders, of which Publicis is by far the largest with 18.5% of True North's common stock." As Mr. Levy explained:

            The acquisition does not solve True North's fundamental strategic weakness, which has been its failure to establish a global presence. Bozell is primarily a U.S.-based business with a weak international presence, and Publicis believes that its acquisition by True North will compound, rather than solve, True North's strategic weaknesses. As global marketers have increasingly demanded worldwide coverage, True North has continued to focus on its U.S. business and as a result, we believe that True North now finds itself at a significant competitive disadvantage. In short, True North's proposed acquisition of Bozell does nothing to solve these problems, and we believe (based on the limited information that has been made available to date) that the price to be paid for Bozell significantly exceeds the value of Bozell's business."

            19. As an alternative to the Bozell transaction, Mr. Levy stated that Publicis is "prepared to propose a business combination between Publicis Communication and True North in which each outstanding share of True North would be valued at US$28":


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            Publicis has for some time believed that a combination of Publicis
            Communication's businesses with those of True North would create a powerful global presence with tremendous opportunities for growth. . . . We at Publicis continue to believe that a merger between Publicis Communication and True North is in the best interests of both True North's and Publicis' stockholders and their respective clients and employees. . . .

            20. Mr. Levy concluded with an invitation "to discuss with True North and its representatives the details of our proposal, including the cash and stock components of our US$28 valuation":

            We would be willing to meet with you and your advisors at your earliest convenience to discuss our proposal and to answer any questions you may have. Our preferred course would be to negotiate a transaction that can be presented to our respective stockholders and clients as the amicable and joint effort of Publicis, True North and each of the companies' Boards of Directors and senior management. I hope that each of you will give our proposal serious consideration, and I look forward to your reply. We stand ready to meet with the Board to present our plans.

True North's Attempts to Steal the Special Shareholder Vote

            21.  True North did not disclose Publicis' letter to the public.
Nor did it respond in any way to Publicis. Instead, True North - recognizing that Publicis' opposition and counter-offer would seriously threaten its proposed merger with Bozell - immediately undertook to rig the vote at a special shareholders' meeting (set for December 22, 1997) at which the Bozell transaction would be voted upon by True North shareholders.


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            22. True North attempted to manipulate the vote by setting a premature record date, the date used to determine who is entitled to vote at the special shareholders' meeting. Without revealing to the New York Stock Exchange (the "Exchange") or to the public the highly material information that it had received from Publicis, True North set a record date of Tuesday, November 18. True North sat silently upon this information as well, deliberately choosing not to announce that it had set a record date for the special shareholders' meeting.

            23. After a week had passed with no response, on November 17, Publicis decided to disclose publicly the text of the letter. The stock market's reaction was immediate and dramatic. On the day of the announcement, the price of a share of True North common stock rose more than 12%, from 23 3/8 to 26 1/4. Approximately one million shares were traded on November 17 and 18, more than twelve times the average daily volume of the stock. The market's reaction to the news of Publicis' opposition to the Bozell merger and its counter-proposal demonstrates the significance of the news to True North shareholders.

            24. True North's decision to set an early record date while it sat silently upon this explosive news, if not remedied, will deprive the holders of over a million True North shares of the opportunity to participate in a contested special shareholders' meeting. Because trades of securities take three business days to settle, every single shareholder who purchased True North securities after Thursday, November 13 - including persons who purchased at higher prices that prevailed after the public announcement of Publicis' opposition and counter-proposal - has been disenfranchised.


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            25. True North's decisions to set a premature record date, to remain silent about Publicis' opposition and counter-proposal, and not to announce its record date have disenfranchised holders of millions of True North shares who purchased because of their interest in, or at prices that reflected, Publicis' counter-proposal. And True North shareholders who sold their shares before the news about Publicis was released will be permitted to vote, notwithstanding their lack of interest in the meeting. In short, because True North remained silent about Publicis' opposition and counter-proposal and furtively set an early record date, no True North shareholder who purchased knowing of Publicis' opposition and counter-proposal will be allowed to participate in the special shareholders' meeting.

            26. True North's eight-day notice to the Exchange violated Section
401.02 of the rules set forth in the New York Stock Exchange Listed Company Manual, which applies to True North. Section 401.02 provides that "[a] minimum of ten days' notice is required prior to the record date established (or closing of the transfer books) for determination of shareholders entitled to vote at the meeting." True North also violated Securities and Exchange Commission ("SEC") Rule 14a-13 regarding the solicitation of proxies, which requires the mailing of broker inquiries twenty days in advance of the record date. 17 C.F.R. Section 240.14a-13. In violation of Rule 14a-13, True North did not mail broker inquiries until the day before and, in some cases, the day after the record date to maintain the secrecy of its record-date maneuver.

True North's Delayed Response to Publicis

            27. After the close of trading on November 17 - and after Publicis had publicly disclosed the contents of its November 10 letter - True North (through its


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chairman, Bruce Mason) finally responded to Publicis' November 10 merger proposal. Mason claimed that the Board of Directors discussed the proposal "at length" but rejected the offer, even though it refused to meet with or discuss the proposal with Publicis.

            28. Also on November 17, 1997, True North filed a complaint in the Delaware Court of Chancery against Publicis and its parent company, Publicis S.A., seeking a preliminary and permanent injunction to provide certain financial information and documentation to the SEC in connection with True North's preliminary proxy and registration statements. No hearing or other proceeding was held in the action and, on November 21, 1997, counsel for True North informed the Delaware court that Publicis had fully complied with its requests.

                                    Count I
                            Breach of Fiduciary Duty
                   (Interference with Stockholder Franchise)

            29. Plaintiff repeats and realleges paragraphs 1 through 28 as if fully set forth herein.

            30. Defendants' actions in setting a premature record date, in sitting silently while that record date passed without disclosing Publicis' opposition to the Bozell Merger and its counter-proposal, and in deliberately choosing not to announce its record date were taken for the primary purpose of impeding and/or interfering with the effective exercise of the stockholder franchise in connection with the vote at the special shareholders' meeting. Defendants sat silently upon the highly material news of Publicis' offer after surreptitiously setting a record date in violation of the New York Stock Exchange Rules. Defendants also violated Rule 14a-13 of the federal proxy rules by failing to send out broker inquiries until approximately the record date.


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            31. Defendants took these actions to disenfranchise shareholders who purchased or would be purchasing True North stock after the disclosure of Publicis' opposition to the Bozell Merger and $28 per share counter-proposal. As True North knew, those shareholders who purchased upon the news of Publicis' opposition and counter-proposal would be likely to vote against the Bozell Merger.

            32. Publicis is being, or will be, irreparably injured by Defendants' misconduct and has no adequate remedy at law.

                                    Count II
                            Breach of Fiduciary Duty
                     (Failure to Maximize Stockholder Value)

            33. Plaintiff repeats and realleges paragraphs 1 through 32 as if fully set forth herein.

            34. The Bozell Merger will result in a change of the effective control of True North. In this context, the Board's fiduciary duty is to seek to obtain the best available terms for True North's shareholders and not to favor one potential acquirer over another or one type of financial alternative over another. In pursuing this objective, True North's Board of Directors have a duty to inform themselves, prior to making business decisions, of all information reasonably available to them.

            35. The True North Directors have not sought to obtain the best available terms for the True North shareholders and have not properly informed themselves. They have breached, and are continuing to breach, their fiduciary duties.

            36. Publicis is being, or will be, irreparably injured by Defendants' misconduct and has no adequate remedy at law.


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                                    Count III
                            Breach of Fiduciary Duty
                           (Breach of Duty of Loyalty)

            37. Plaintiff repeats and realleges paragraphs 1 through 36 as if fully set forth herein.

            38. Upon information and belief, some or all of the Director Defendants will receive exorbitant compensation - potentially tens of millions of dollars - in the period following the consummation of the Bozell Merger. By placing their own personal interests and the interests of new True North management ahead of the shareholders' interests, these defendants have acted in bad faith and have breached their duty of loyalty.

            39. Publicis is being, or will be, irreparably injured by Director Defendants' misconduct and has no adequate remedy at law.

                                    Count IV
                            Breach of Fiduciary Duty
                  (Unreasonable Preemptive Defensive Measures)

            40. Plaintiff repeats and realleges paragraphs 1 through 39 as if fully set forth herein.

            41. Upon information and belief, the Defendants sought and agreed to the Bozell Merger as a defensive measure to dilute the holdings of its largest shareholder, Publicis, with whom it has had a hostile relationship for years. By the Bozell Merger, the Defendants sought to entrench senior True North management. The Bozell Merger is not in the best interests of True North shareholders and is an unreasonable and disproportionate response to the perceived threat posed by Publicis.

            42. Similarly, Defendants' restriction upon the offers that may be considered under the Merger Agreement, their manipulation of the record date in violation


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of the rules of the New York Stock Exchange, and their violation of the federal proxy rules in failing to send out timely broker inquiries constitute unreasonable and disproportionate responses by the True North Board of Directors to Publicis and Publicis' proposal. The impact of these responses upon True North shareholders is disproportionately large in relation to any "threat" allegedly posed by Publicis' proposal. The Defendants thereby have breached, and are threatening to continue to breach, their fiduciary duties.

            43. Publicis is being, or will be, irreparably injured by Defendants' misconduct and has no adequate remedy at law.

            WHEREFORE, Publicis seeks judgment:
            (a) enjoining the special shareholders' meeting until the True North Board of Directors has engaged in serious, good faith discussions with Publicis concerning the Publicis proposal;
            (b) enjoining the special shareholders' meeting unless and until a proper record date, including through compliance with all applicable laws, rules, and regulations;
            (c) rescinding the restrictions in the Merger Agreement purporting to prohibit True North from engaging in discussions and/or negotiating a transaction with Publicis;
            (d) declaring that the Merger Agreement between True North and Bozell is void;
            (e) awarding Publicis damages in an amount to be determined at trial, as well as the costs and fees incurred by Publicis in prosecuting this lawsuit; and


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            (f)  granting such other and further relief as the Court deems just and proper.

Dated:    November 26, 1997

                                                /s/ C. William Phillips
                                           ----------------------------------
                                           One of the Attorneys for Plaintiff

C. William Phillips
HOWARD, DARBY & LEVIN
1330 Avenue of the Americas
New York, New York 10019
(212) 841-1000

Local Counsel:
                                                /s/ Stephen J. Bisgeier
                                           ----------------------------------
                                           One of the Attorneys for Plaintiff

Stephen J. Bisgeier (00213756)
MILLER, SHAKMAN, HAMILTON,
   KURTZON & SCHLIFKE
208 South LaSalle Street
Chicago, Illinois 60604
(312) 263-3700


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